SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SIXTY-FIFTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: JANUARY 11, 2018. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4.  MATTER DISCUSSED AND RESOLUTION TAKEN:

I.              The Board of Directors resolved, unanimously and without restrictions, to approve: (i) the realization of the 7th Issue of Debentures of Companhia Paranaense de Energia - COPEL, not convertible into stocks, of the unsecured type, in a single series, for public distribution with restricted placement efforts, pursuant to Instruction 476 issued by the Brazilian Securities and Exchange Commission – CVM (“CVM Instruction 476”) of January 16, 2009, as amended, in the total amount of R$600,000,000.00, pursuant to Law 6,404/76, paragraph 1, article 59, as amended; and (ii) express authorization to the members of the Company's Board of Executive Officers, or its legal representatives, observing the legal and regulatory conditions, as well as those described in item (i) above, and may: (a) negotiate and define all terms and specific conditions of the Issue that were not approved by this meeting of the Board of Directors; (b) to execute all documents and perform all acts necessary for the execution of the Issue, including, but not limited to the Indenture, coordination agreement, placement and public distribution of the Debentures, to be entered into between the Company and the Coordinators, and other documents necessary for the execution of the Issue, including any additions to any documents of the Issue, as necessary, including the hiring of the Coordinators and service providers required to perform the Issue; and (c) ratify all acts already performed in connection with the above resolutions, including, without limitation, the contracting of service providers necessary for the Issue, such as the Coordinators, the Trustee, the Settlement Bank, the Bookkeeper, the Rating Agency, the B3 and the legal advisor.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; ANTONIO SERGIO DE SOUZA GUETTER; GEORGE HERMANN RODOLFO TORMIN; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the 165th Extraordinary Meeting of the Board of Directors was drawn up in the Company’s book no. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 12, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.